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                                                             EXHIBIT 99.A.22



HERBALIFE BUY-OUT TRANSACTION TO BE TERMINATED

LOS ANGELES--(BUSINESS WIRE)--April 10, 2000--Herbalife International, Inc. (NasdaqNM:HERBA) (NasdaqNM:HERBB) reported today that MH Millennium Acquisition Corp., an entity controlled and beneficially owned by Mark Hughes, the Founder, Chairman, President and Chief Executive Officer of Herbalife, will terminate its previously announced tender offer for shares of Herbalife Class A and Class B stock. In addition, MH Millennium Acquisition Corp. and the Board of Directors of Herbalife intend to terminate the agreement governing the buy-out transaction.

Hughes indicated that, after discussions with his advisors, he has concluded that difficult conditions in the credit markets, in particular the high yield financing market, have made it impracticable to obtain financing for this transaction on reasonably acceptable terms.

Hughes said, "I am disappointed that the buy-out transaction could not be consummated. Unfortunately, the timing of the proposed transaction coincided with extremely adverse conditions in the credit markets -- some of the worst conditions in years -- for transactions of this type. Since we originally announced the proposed transaction in September of 1999, market conditions have deteriorated. The public high yield debt market for companies in many industries has largely dried up, in my view due to investor attention focused on high technology, telecom and Internet companies, among others. As a result, a number of high yield financings have been terminated, delayed or scaled back in recent months."

Hughes also noted that, "As those who follow our company know, our financial performance in recent periods has been very strong, and we remain optimistic about Herbalife's future. We will continue to do our utmost to seek to maximize shareholder value by expanding and improving the Herbalife business worldwide."

All Herbalife stock that has been validly tendered and not withdrawn in response to the tender offer will be returned by the depositary to the tendering holders as soon as practicable.

Herbalife International Inc. markets nutritional, weight management and personal care products in 46 countries worldwide. Herbalife products are available only through a network of independent distributors who purchase the products directly from the company.